June 23, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief (202-551-3642) Kevin Dougherty, Attorney-Adviser (202-551-3271)

Re:	Ultra Petroleum Corp.
Registration Statement on Form S-1
Filed April 26, 2017
File No. 333-217481
Form 10-K/A for the Fiscal Year ended December 31, 2016
Filed April 26, 2017
File No. 001-33614
Form 8-K
Filed May 3, 2017
File No. 001-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to the comment letter dated May 23, 2017 (the “Comment Letter”) we received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to our referenced filings, including the Registration Statement on Form S-1 (the “Registration Statement”), Annual Report on Form 10-K/A for the fiscal year ended December 31, 2016 (the “Form 10-K”), and Current Report on Form 8-K filed May 3, 2017. In this letter, we reproduce the Staff’s comments in italics typeface and provide our responses in normal typeface. Further, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

We respectfully request the Staff provide any further comments at its convenience.

Letter to SEC Division of Corporation Finance Page 2 of 4

Registration Statement on Form S-1

1.	Please note that the staff’s comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 and related filings will need to be resolved before we will be in a position to declare your registration statement effective. Please also confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K and related filings.

Response:	Yes, we understand the Staff’s comments will need to be resolved before the Registration Statement can be declared effective. We also confirm we will amend the Registration Statement, as appropriate, to reflect our responses to the Staff’s comments.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Explanatory Note

2.	We note you disclose that on April 12, 2017 you emerged from bankruptcy and have identified in the press release attached to your May 3, 2017 Form 8-K various related changes that will have material effects, relative to your historical financial statements. For example, you disclose that your debt and equity profiles have materially changed and that the in-court restructuring process has provided for the elimination of certain costs and an improved cost structure. Please address the following points:

•	Tell us why you have not filed an Item 8.01 Form 8-K to include pro forma financial statements depicting the effects of the reorganization, consistent with Rule 11-01(a)(8) of Regulation S-X, and explain how you would include this information in the Form S-1 that you filed on April 26, 2017, while considering the guidance in the General Instruction B.5 to Form 8-K.

•	Tell us the extent to which the adjustments underlying the “Benefits from Reorganization” and “Pro Forma” information reported in your May 3, 2017 press release would comply with the pro forma adjustment criteria requirements in Rule 11-02(b)(6) of Regulation S-X, and provide details of your rationale.

•	Tell us how the reserve information that you report as of December 31, 2016 would appear on a pro forma basis, considering the resolution of uncertainties accompanying your bankruptcy, for those disclosures required by FASB ASC paragraphs 932-235-50-4 and 31.

Letter to SEC Division of Corporation Finance Page 3 of 4

Response:	We determined it was not necessary to file an Item 8.01 Form 8-K to include pro forma financial statements depicting the effects of the reorganization because, in consideration of Rule 11-01(a)(8) of Regulation S-X, we concluded such pro forma information would not be material or meaningful to investors. As further discussed below, this was in part because we emerged solvent from our bankruptcy proceedings and in part because the material impacts of the reorganization were already reflected in and addressed in the financial statements in our other filings with the SEC.

As a result of our solvency upon our emergence from our chapter 11 proceedings under the U.S. Bankruptcy Code, we did not qualify for fresh start accounting under Accounting Standards Codification Topic 852. This meant, among other things, that we did not adjust the values of our oil and gas properties when we emerged from bankruptcy on April 12, 2017 and that the liabilities presented in our financial statements prior to consummation of our plan of reorganization approximated the total claims we are paying in connection with our emergence such that pro forma adjustments were not necessary for either of these conditions. We also believe the impacts of our reorganization that were material to investors are disclosed in our various other SEC filings before and following our emergence from bankruptcy. Such existing disclosures, which are incorporated by reference into the Registration Statement, further contributed to our conclusion not to file an Item 8.01 Form 8-K to include pro forma financial information.

With respect to the second bullet point above, the information presented in the news release was not prepared with an intent to satisfy any requirements of the pro forma adjustment portions of Regulation S-X, because, for the reasons set forth above, we had determined it was not necessary to file an Item 8.01 Form 8-K to include pro forma financial statements depicting the effects of the reorganization. Further, the material information set forth in the May 3 news release is merely a tabular presentation of information provided in our other SEC filings.

With respect to the third bullet point above, we concluded we lacked the required degree of certainty of our ability to fund a development program to book proved undeveloped reserves in our year-end 2016 reserve report. As a result of our reorganization, we have the ability to fund a development program and we will book proved undeveloped reserves in future reserve reports consistent with the referenced FASB provision. However, no development plan exists as of December 31, 2016 that we could use to support the booking of proved undeveloped reserves. In addition, we do not believe year-end 2016 SEC reserve information prepared on a pro forma basis assuming away uncertainties associated with our bankruptcy would be material to investors.

Letter to SEC Division of Corporation Finance Page 4 of 4

Form 8-K Filed May 3, 2017

3.	We note that in your earnings release you have various disclosures of non-GAAP measures, such as cash operating margins per Mcfe, and adjusted net income, which omit or precede a discussion of the comparable GAAP measure. In these disclosures, you should present the most directly comparable GAAP measure with equal or greater prominence. Please refer to Question 102.10 of our Compliance and Disclosure Interpretations on non-GAAP financial measures, issued on May 17, 2016, when preparing non-GAAP disclosures for subsequent filings.

Response:	In consideration of the Staff’s comment, in accordance with the Staff’s guidance referenced above, we undertake to present in subsequent filings, with equal or greater prominence, the most directly comparable GAAP measure to each non-GAAP measure presented.

4.	We note that your disclosure of operating cash flow per share departs from the guidance in Question 102.05 of our Compliance and Disclosure Interpretations, issued on May 17, 2016. Please adhere to this guidance in subsequent filings.

Response:	In consideration of the Staff’s comment, we undertake to adhere to the referenced guidance in future filings with the SEC.

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Please feel free to contact me at (281) 582-6611 with any questions regarding this response.

Sincerely,

ULTRA PETROLEUM CORP.

By:	/s/ Garrett B. Smith
Name:	Garrett B. Smith
Title:	Vice President and General Counsel